Exhibit 99.2

Consent of Qualified Person

In accordance with the requirements of Regulation S-K 1300 Modernization of Property Disclosures §229.1302(b)(4)(iv)

Report Description

Report titled “[Titan Project - Technical Report Summary on Feasibility Study]”
(“TRS”)

IperionX Limited
(“Company”)

Titan Project
(“Deposit”)

On or about June 4, 2026
(“Date of Report”)

Statement

I, Etienne Raffaillac, of Mineral Technologies Pty Ltd confirm that:

1)
In connection with any filings under the U.S. Securities Act of 1933 (as amended, the “Securities Act”) or U.S. Exchange Act of 1934 (as amended, the “Exchange Act”) report and any amendment, supplement, or exhibit thereto, Etienne Raffaillac consents to:

a)	The filing and use of the Technical Report Summary titled “[Titan Project - Technical Report Summary on Feasibility Study]” (the “TRS”) with an effective date on or about June 4, 2026;

b)
The use of my name in connection with the TRS, including identification of such person as an expert or Qualified Person (as defined in Subpart 1300 of Regulation S-K promulgated by the Securities and Exchange Commission); and

c)
The use of the information derived, summarized, quoted or reference from the TRS, or portions thereof, that were prepared by me, that I supervised the preparation of and/or that was reviewed or approved by me, that is reported or incorporated by reference into a Securities Act filing, including any registration statement or post-effective amendment filed pursuant to Rule 462(b) or Rule 462(e) under the Securities Act.

2)	I have read and understood the requirements of the Regulation S-K 1300 Modernization of Property Disclosures.

3)	I am a Qualified Person as defined by Regulation S-K, and to the activity for which I am accepting responsibility.

4)	I have reviewed the TRS to which this Consent Statement applies.

5)
I am an employee of Mineral Technologies Pty Ltd and have been engaged by IperionX to prepare the documentation for the Titan Project on which the TRS is based, for the period ending on or about June 4, 2026.

I verify that the TRS is based on and fairly and accurately reflects in the form and context in which it appears, the information in my supporting documentation relating to:

•	Section 1 - Executive Summary
•	Section 2 - Introduction
•	Section 10 - Mineral Processing and Metallurgical Testing
•	Section 14 - Processing and Recovery Methods
•	Section 22 - Interpretation and Conclusions
•	Section 23 - Recommendations
•	Section 24 - References
•	Section 25 - Reliance on Information Provided by the Registrant

CONSENT

I consent to the filing of the TRS by IperionX Limited (“Reporting Company”) and hereby consent to the foregoing in, accept responsibility for:

•	The Reporting Company’s Reports filed under the Securities Act and Exchange Act for the next 12 months;
•	The Reporting Company’s Investor Presentations for the next 12 months;
•	The Reporting Company’s future press releases for the next 12 months, until such time that the TRS is superseded or this consent is otherwise withdrawn;
•	The Reporting Company’s exhibition booths at any conferences for the next 12 months; and
•
Any other releases, presentations and promotional material made by the Reporting Company during the next 12 months, until such time that the mineral processing and metallurgical testing, processing and recovery methods included in the TRS are superseded or this consent is otherwise withdrawn.

/s/ Etienne Raffaillac	June 4, 2026
Signature of Qualified Person	Date

AusIMM	3133931
Professional Membership	Membership Number

/s/ Mei-Chun KO	Mei-Chun KO
Signature of Witness	Print Witness Name